[redacted]

14007503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ______________________

Commission File Number ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

SEC
Mail Processing
Section
JUN 13 2014
Washington DC
402

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES STOCK RETIREMENT PLAN
DECEMBER 31, 2013 AND 2012

CONTENTS

GrantThornton

Grant Thornton LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Abbott Laboratories Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Abbott Laboratories Stock Retirement Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Grant Thornton

Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 11, 2014

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2013	2012
Assets		
Cash	$ 1,054	$ 5,076
Investments, at fair value	6,136,550	7,205,609
Notes receivable from participants	82,972	126,654
Accrued interest and dividend income	1,353	969
Other receivables	-	304
Due from brokers	4,092	7,961
Total assets	6,226,021	7,346,573
Liabilities		
Other payables	188	1,211
Due to brokers	19,051	5,806
Total liabilities	19,239	7,017
Net assets reflecting all investments at fair value	6,206,782	7,339,556
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(1,061)
NET ASSETS AVAILABLE FOR BENEFITS	$ 6,206,782	$ 7,338,495

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2013
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 85,141
Participant	179,864
Total contributions	265,005
Investment income	
Net appreciation in fair value of investments	1,244,863
Interest and dividends	161,999
Net investment income	1,406,862
Interest income on notes receivable from participants	2,763
Total additions	1,674,630
Deductions	
Benefits paid to participants	525,410
Other expenses	239
Total deductions	525,649
Net increase prior to transfer	1,148,981
Plan transfers in (note G)	4,856
Plan transfers out (note A)	(2,285,550)
NET DECREASE AFTER TRANSFER	(1,131,713)
Net assets available for benefits	
Beginning of year	7,338,495
End of year	$ 6,206,782

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott") and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer Trust Company and Mercer HR Outsourcing LLC (collectively, "Mercer") are the custodian ("Custodian"), trustee ("Trustee") and record keeper of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections. Effective January 1, 2006, the Plan was amended to clarify that the portion of the Plan that is invested in Abbott shares is a permanent feature of the Plan.

On January 1, 2013, Abbott separated into two publicly traded companies. The research-based pharmaceuticals business became AbbVie Inc. ("AbbVie"); the diversified medical products businesses remained with Abbott. Effective January 1, 2013, the AbbVie Savings Plan was created. Assets totaling approximately $2.3 billion were transferred from the Plan to the AbbVie Savings Plan for participants who became AbbVie employees after the separation.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust ("Trust"). The Trust is administered by Mercer and an Investment Committee comprised of three Abbott employees (the "Committee"). Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% and may contribute up to 25% of their eligible earnings to the Trust, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature. Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options, except for investment options closed to new contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2013 and 2012, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

Cash dividends on shares of Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offered the following investment options in 2013 and 2012: Abbott common shares, SRP Short Term Investment Fund, American Funds (including EuroPacific Growth Fund, The Growth Fund of America, The Investment Company of America Fund, and Washington Mutual Investors Fund), Vanguard Developed Markets Index Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, Blackrock International Opportunities Fund, and Wellington Mid-Cap Growth Fund.

During 2012 the BlackRock Mid Cap Value Equity Fund and Dodge & Cox Balanced Fund were replaced with the Vanguard Mid-Cap Value Index Fund Admiral and GMO Global Asset Allocation Series Fund, respectively.

The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer new money to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock, if no election is made, AbbVie dividends will be invested in the Plan's default investment, which is currently the GMO Global Asset Allocation Series Fund.

Abbott spun off its hospital products business, Hospira, Inc. ("Hospira"), in 2004 and Abbott shareholders received one share of Hospira stock for every ten shares of Abbott shares owned. Participants who received Hospira stock through this distribution may continue to hold the stock in their Plan accounts.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2013 and 2012, forfeitures reduced Abbott's contributions by approximately $956,000 and $1,108,000, respectively. Approximately $1,000 and $299,000 of forfeitures were available at the end of 2013 and 2012, respectively, to reduce future Abbott contributions.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in installments, cash, Abbott, AbbVie and Hospira common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70-1/2 or, if earlier, the 1st of April following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. In accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the statements of net assets available for benefits present all investments at fair value, an amount needed to adjust net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, and net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of respective shares, units, or par held.

Collective trust funds - Valued at the net asset value ("NAV") provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

SRP STIF Fund investments:

Short-term notes, government guaranteed notes, and U.S. treasury bills, - Valued at the published market price per unit multiplied by the number of respective shares, units, or par held.

Repurchase agreements – Valued at cost, which approximates fair value given the instruments' short duration.

Guaranteed investment contracts ("GICs") - Valued on a contract-by-contract basis by the individual GIC issuer or, in some cases, by PIMCO. The primary method used to calculate the fair value is by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Floating rate notes, short-term asset backed securities, U.S. Government agencies and treasury notes, municipal bonds, corporate bonds and international securities - Valued at prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

Commercial paper and certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments' short duration of less than 130 days.

Short-term investment fund - Valued using $1 for the net asset value per unit, which approximates fair market value.

Private 40-Act mutual fund - Valued at the NAV provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure assets at fair value at December 31, 2013 and 2012 (dollars in thousands):

	Basis of Fair Value Measurement			
2013	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 1,214,271	$ -	$ -	$ 1,214,271
AbbVie	1,440,976	-	-	1,440,976
Hospira	47,325	-	-	47,325
Total common stock	2,702,572	-	-	2,702,572
Mutual funds				
Growth	481,020	-	-	481,020
Blend	1,371,619	-	-	1,371,619
Value	496,339	-	-	496,339
Income	287,232	-	-	287,232
Total mutual funds	2,636,210	-	-	2,636,210
Collective trust funds				
Growth (a)	-	95,044	-	95,044
Blend (b)	-	81,857	-	81,857
Total collective trust funds	-	176,901	-	176,901
SRP STIF Fund				
Floating rate notes - corporate	-	74,606	-	74,606
Short-term asset backed securities	-	17,534	-	17,534
U.S. Government agencies and treasury	-	38,144	-	38,144
Short-term notes - corporate	35,113	-	-	35,113
Government guaranteed notes	14,466	-	-	14,466
Municipals	-	12,496	-	12,496
Corporate bonds	-	40,952	-	40,952
International	-	28,517	-	28,517
Commerical paper	-	19,535	-	19,535
Certificate of deposit	-	6,000	-	6,000
Short-term investment funds	75	-	-	75
Private 40-Act mutual fund (c)	-	333,429	-	333,429
Total SRP STIF Fund	49,654	571,213	-	620,867
Total assets at fair value	$ 5,388,436	$ 748,114	$ -	$ 6,136,550

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement			
2012	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 2,864,977	$ -	$ -	$ 2,864,977
Hospira	52,810	-	-	52,810
Total common stock	2,917,787	-	-	2,917,787
Mutual funds				
Growth	565,001	-	-	565,001
Blend	1,617,765	-	-	1,617,765
Value	525,993	-	-	525,993
Income	526,415	-	-	526,415
Total mutual funds	3,235,174	-	-	3,235,174
Collective trust funds				
Growth (a)	-	78,369	-	78,369
Blend (b)	-	96,459	-	96,459
Total collective trust funds	-	174,828	-	174,828
SRP STIF Fund				
Floating rate notes				
Corporate	-	31,258	-	31,258
U.S. Government agencies	-	644,920	-	644,920
Total floating rate notes	-	676,178	-	676,178
Repurchase agreements	-	4,000	-	4,000
GICs	-	-	79,167	79,167
Short-term notes				
Corporate	22,974	-	-	22,974
Government guaranteed notes	10,999	-	-	10,999
Municipals	-	10,860	-	10,860
Short-term asset backed securities	-	19,650	-	19,650
U.S. Government agencies and treasury	-	7,413	-	7,413
Commerical paper	-	13,340	-	13,340
Corporate bonds	-	18,483	-	18,483
International	-	14,404	-	14,404
Short-term investment funds	352	-	-	352
Total SRP STIF Fund	34,325	764,328	79,167	877,820
Total assets at fair value	$ 6,187,286	$ 939,156	$ 79,167	$ 7,205,609

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The collective trust funds and the private 40-Act mutual fund do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a) The fund invests in small and midsize companies. The investment objective of this fund is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

(b) This fund invests in international securities. The investment objective of this fund is to seek long-term capital appreciation by achieving a return in excess of the S&P Broad Market Global Ex U.S. Index. Redemption from the fund is permitted daily.

(c) This fund invests in fixed income instruments of varying maturities. The investment objective of this fund is to seek maximum current income, consistent with preservation of capital. Redemption from the fund is permitted daily. The fund agrees to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund's net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, the fund reserves the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the fund in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind.

The following table summarizes the changes in assets that are measured using significant unobservable inputs (dollars in thousands) for the year ended December 31, 2013:

	GICs
Balance, beginning of 2013	$ 79,167
Total change in unrealized gain	(1,061)
Maturities	(78,106)
Balance, end of 2013	$ -

Unrealized gains/(losses) from the GICs are not included in the statement of changes in net assets available for benefits as the contracts are recorded at contract value for purposes of the net assets available for benefits.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following table represents the Plan's assets as of December 31, 2012 measured using significant unobservable inputs, the valuation techniques used to measure the fair value of those assets and the significant unobservable inputs and the ranges of values for those inputs. The Plan did not hold any assets as of December 31, 2013 measured using significant unobservable inputs.

Instrument	Fair Value (in thousands)	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
GICs	$79,167	Discounted Cash Flow	Discount Rate	0.48%
			Duration in Years	0.18 – 0.42
			Payout Date	3/5/13-6/3/13

The significant unobservable inputs used in the fair value measurement of the Plan's GICs are the discount rate, duration in years and the payout date. The discount rate is from quoted sources or a calculated linear interpolated rate. For contracts with multiple cash flows, each cash flow is discounted by the closest appropriate discount rate. Full payment of principal and interest at maturity is assumed in all calculations. Given the short duration remaining, a significant increase or decrease in these inputs would not have a significant impact on the fair value measurement. This methodology is reasonable per management's evaluation.

Guaranteed investment contracts in the SRP STIF Fund

Mercer maintains contributions to the SRP STIF Fund in a separate account. The account is credited with earnings on underlying investments and charged for Plan withdrawals and administrative expenses charged by Mercer. Each GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the SRP STIF Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to this fund. Contract value, as reported to the Plan by Mercer, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the SRP STIF Fund at contract value. As of December 31, 2013 the SRP STIF Fund no longer held GICs.

There were no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates were negotiated with each issuer at the time of purchase and were fixed throughout the term of the contracts, with the exception of one contract, which reset monthly based on the Consumer Price Index plus a spread.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Guaranteed investment contracts in the SRP STIF Fund - Continued

	2012
Average yields (approximate)	
Based on actual earnings	4.6%
Based on interest rate credited to participants	4.6%

Certain events limited the ability of the Plan to transact at contract value with the issuers. Such events include bankruptcy of the Plan sponsor, bankruptcy or default by the issuer, or the failure of the Trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA. None of these events occurred while the Plan held GICs and the Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, was probable.

The GICs did not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates except in the instance of fraud. All of the GICs matured by June 3, 2013.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of AbbVie and Hospira stock. Investment fees for mutual funds, collective trust, managed accounts and money market funds are charged against the net assets of the respective fund. Abbott pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2013 and 2012 (dollars in thousands):

	2013	2012
AbbVie Inc common shares	$1,440,976	$ n/a
Abbott Laboratories common shares	1,214,271	2,864,977
American Funds The Growth Fund of America, Class R6	481,020	565,001
GMO Global Asset Allocation Series Fund, Class R6	347,692	426,654
Vanguard Institutional Index Fund	342,618	386,639
PIMCO Short-Term Floating NAV Portfolio II	333,429	n/a
American Funds EuroPacific Growth Fund, Class R6	n/a	409,962

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2013 and 2012 is presented below:

	2013	2012
Abbott common shares, 31,679,395 and 43,740,112 shares, respectively (dollars in thousands)	$1,214,271	$2,864,977
Market value per share	$38.33	$65.50

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares	$ 791,168
Mutual funds	411,243
Fixed income	705
Collective trust funds	41,747
	$ 1,244,863

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC. A Form 5300 Application for Determination for Employee Benefit Plan was filed with the IRS on January 28, 2011 to request an updated favorable determination letter for the Plan. The Plan has received a new favorable determination letter from the IRS dated April 23, 2014 informing the Plan that it is designed in accordance with the applicable sections of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G - ACQUISITIONS

On August 19, 2013 Abbott completed its acquisition of OptiMedica Corporation. During 2013, assets totaling approximately $4,856,000 transferred into the Plan from the plan formerly sponsored by OptiMedica Corporation.

NOTE H – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2013 through the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares				$ 1,214,271
AbbVie Inc., common shares				1,440,976
Hospira, Inc., common shares				47,325
Mutual funds				
American Funds EuroPacific Growth Fund, Class R6				310,333
American Funds The Growth Fund of America, Class R6				481,020
American Funds The Investment Company of America Fund, Class R6				216,195
American Funds Washington Mutual Investors Fund, Class R6				150,052
GMO Global Asset Allocation Series Fund, Class R6				347,692
PIMCO All Asset Fund				108,690
PIMCO Total Return Fund				178,542
Vanguard Developed Markets Index Fund				72,081
Vanguard Extended Market Index Fund				298,895
Vanguard Institutional Index Fund				342,618
Vanguard Mid-Cap Value Index Fund Admiral				130,092
Collective trust funds				
Blackrock International Opportunities Fund				81,857
Wellington Mid-Cap Growth Fund				95,044
*Loans to participants, 0.00% to 9.50%				82,972
SRP Short Term Investment Fund				
Floating rate securities				
Canadian National Railway Co.	0.44%	11/6/2015		1,001
Devon Energy Corporation	0.69%	12/15/2015		2,302
Erste Abwicklungsanstalt	0.99%	3/13/2015		15,723
JPMorgan Chase Bank	0.49%	7/30/2015		4,051
JPMorgan Chase & Co	0.69%	4/23/2015		6,613
JPN Bank for International Coop	0.60%	11/13/2018		1,702
Kommunalbanken AS	0.32%	3/18/2016		17,871
Land Nordrhein-Westfalen	0.56%	5/3/2017		7,033
Nederlandse Financierings	1.24%	3/2/2015		5,046
Svenska Handelsbanken	0.70%	3/21/2016		5,011
Toyota Motor Credit Corp	0.39%	3/10/2015		2,554
Walt Disney Company	0.23%	2/11/2015		5,699

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2013
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Short Term Investment Fund - Continued				
Short-term asset backed securities				
Callidus Debt 4A	0.50%	4/17/2020		131
Citibank Credit Card 2013-A11	0.41%	2/7/2018		3,301
Cornerstone 2007-1A	0.46%	7/15/2021		2,920
FNMA Gtd Remic 2013-121	0.56%	12/25/2043		4,857
Ford Credit Auto Owner 2013-A	0.38%	11/15/2015		3,932
SLM Student Loan Trust 2007-7	0.44%	1/25/2016		2,393
U.S. Government agencies and treasury notes				
U.S. Treasury Note	0.38%	3/15/2016		18,471
U.S. Treasury Note	0.88%	9/15/2016		3,722
U.S. Treasury Note	0.63%	11/15/2016		15,951
Short-term notes				
Bank Nederlandse Gemeenten	3.13%	1/12/2015		3,084
Bank of Nova Scotia	1.85%	1/12/2015		2,041
CME Group Inc.	5.75%	2/15/2014		151
Daimler Finance North America	0.86%	3/28/2014		5,007
Electricite de France	5.50%	1/26/2014		201
Erste Abwicklungsanstalt	0.63%	11/20/2014		400
General Electric Capital Corp	2.15%	1/9/2015		7,739
Kookmin Bank	1.50%	10/11/2016		3,019
Novartis Capital Corp	4.13%	2/10/2014		4,919
Republic of Korea	4.88%	9/22/2014		1,031
Republic of Korea	5.75%	4/16/2014		4,666
Yale University	2.90%	10/15/2014		2,855
Government guaranteed notes				
Achmea Hypotheekbank	0.59%	11/3/2014		9,020
Dexia Credit Local SA	1.25%	10/18/2016		3,300
NIBC Bank	2.80%	12/2/2014		2,146
Municipals				
Broward County, FL	3.00%	10/1/2015		835
Maine State Health & Hunger Educational Authority	5.00%	7/1/2014		460
Muskegon County, MI	0.50%	6/1/2014		2,399
New York, NY Taxable Series C	2.23%	10/1/2014		2,125
New York, NY Taxable Series D	5.00%	10/15/2014		1,448
North Slope Boro AK	4.00%	6/30/2014		968
Ohio State Build America Bond	2.47%	5/1/2016		1,652
Orange TWP, NJ	4.00%	12/1/2014		361
Oregon State Department of Administrative Services	0.48%	4/1/2015		1,737
Orlando, FL Utilities Commission	3.00%	10/1/2014		511

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2013
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Short Term Investment Fund - Continued				
Corporate bonds				
AbbVie Inc.	1.20%	11/6/2015		2,525
American Honda Finance Co.	1.45%	2/27/2015		3,028
American International Group	4.25%	9/15/2014		10,050
Barclays Bank	4.75%	2/23/2015		1,418
Citigroup Inc.	6.38%	8/12/2014		7,752
Citigroup Inc.	6.01%	1/15/2015		1,369
Goldman Sachs Group	3.30%	5/3/2015		2,061
Goldman Sachs Group	5.00%	10/1/2014		1,070
HSBC USA Inc.	2.38%	2/13/2015		1,224
Morgan Stanley	6.00%	5/13/2014		3,465
Morgan Stanley	4.10%	1/26/2015		129
Sabmiller Holdings Inc.	1.85%	1/15/2015		1,832
Verizon Communications Inc.	1.25%	11/3/2014		5,029
International				
Anglo American Capital Co.	9.38%	4/8/2014		5,190
Norddeutsche Landesbank	0.88%	10/16/2015		5,018
Province of Ontario Canada	2.95%	2/5/2015		2,467
Province of Ontario Canada	4.50%	2/3/2015		3,239
Japan Finance Corp	2.88%	2/2/2015		3,797
Bank Nederlandse Gemeenten	1.38%	3/23/2015		8,806
Commericial paper				
Holcin US Finance		2/13/2014		4,995
DCP Midstream LLC		1/13/2014		1,097
DCP Midstream LLC		1/27/2014		2,992
Entergy Corp		1/28/2014		5,882
Ford Motor Credit Co.		8/5/2014		4,569
Certificate of deposit				
China Construction Bank	0.56%	2/12/2014		6,000
Short-term investment funds				
TBC Inc. Pooled Emp. Daily				75
Private 40-Act mutual fund				
PIMCO Short-Term Floating NAV Portfolio II				333,429
				$ 6,219,522

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)
DECEMBER 31, 2013

CONTENTS

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Abbott Laboratories Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statement of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.

Grant Thornton

The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 11, 2014

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013
(Dollars in thousands)

Assets	
Cash	$ 2
Investments, at fair value	95,609
Notes receivable from participants	8,025
Due from brokers	185
Total assets	103,821
Liabilities	
Due to brokers	1
NET ASSETS AVAILABLE FOR BENEFITS	$ 103,820

The accompanying notes are an integral part of this statement.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2013
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 2,598
Participant	4,709
Total contributions	7,307
Investment income	
Net appreciation in fair value of investments	20,825
Interest and dividends	2,715
Net investment income	23,540
Interest income on notes receivable from participants	252
Total additions	31,099
Deductions	
Benefits paid to participants	7,131
Other expenses	39
Total deductions	7,170
Net increase prior to transfer	23,929
Plan transfers in (note A)	79,891
NET INCREASE AFTER TRANSFER	103,820
Net assets available for benefits	
Beginning of year	-
End of year	$ 103,820

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

On January 1, 2013, Abbott Laboratories' ("Abbott") separated into two publicly traded companies. The research-based pharmaceuticals business became AbbVie Inc. ("AbbVie"); the diversified medical products businesses remained with Abbott. Effective January 1, 2013, the Plan was established for employees of Abbott's selected subsidiaries and affiliates in Puerto Rico (the "Company"). The employees of the Company had previously participated in the former Abbott Laboratories Stock Retirement Plan (Puerto Rico), which effective January 1, 2013 was renamed AbbVie Puerto Rico Savings Plan (the "Former Plan") and sponsorship was assumed by an affiliate of AbbVie. During 2013, assets totaling approximately $80 million were transferred from the Former Plan to the Plan for participants who held account balances in the Former Plan, but are continuing employment with the Company.

Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan's sponsor is Abbott Healthcare (Puerto Rico) Ltd The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer Trust Company and Mercer HR Outsourcing LLC (collectively, "Mercer") are the custodian ("Custodian") and record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee ("Trustee") of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to a trust. The trust is administered by the Trustee. An investment committee comprised of three Abbott employees (the "Committee") may direct the Trustee to establish investment funds of the Committee's choosing.

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants' pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended. Participant contributions may be invested in any or all of the investment options except for investment options closed to new contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the year ended December 31, 2013, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

The Plan offered the following investment options in 2013: Abbott common shares, American Funds (including EuroPacific Growth Fund, The Growth Fund of America, The Investment Company of America Fund, and Washington Mutual Investors Fund), Blackrock International Opportunities Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, PIMCO Short Asset Investment Fund, Vanguard Extended Market Index Fund, Vanguard Developed Markets Fund, Vanguard Institutional Index Fund, Vanguard Mid-Cap Value Index Fund Admiral, GMO Global Asset Allocation Series Fund and Wellington Mid-Cap Growth Fund.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Plan participants may continue to hold the AbbVie stock they received from the distribution that transferred from the Former Plan into their Plan accounts; however, they may not make new contributions or transfer new money to purchase AbbVie stock in the Plan. In addition, participants who held Hospira, Inc. ("Hospira") stock in the Former Plan that they received as a result of the spin-off of Hospira, Inc. from Abbott on April 30, 2004, may continue to hold the Hospira stock in their accounts in the Plan.

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100%

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants are at all times fully vested in the earnings on both participant and vested employer contributions.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2013, forfeitures reduced Abbott's contributions by $6. No forfeitures were available at the end of 2013 to reduce future Abbott contributions.

Distributions

Following retirement, termination or death, participants or their beneficiaries may receive a distribution in cash, Abbott and AbbVie common shares or direct rollovers, as applicable. Distribution must be made by the 1st of April following the year the participant reaches age 70-1/2 or, if earlier, the 1st of April following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation from service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee's anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of shares or units held.

Collective trust fund - Valued at the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

The following tables summarize the basis used to measure assets at fair value at December 31, 2013 (dollars in thousands):

	Basis of Fair Value Measurement			
2013	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 27,657	$ -	$ -	$ 27,657
AbbVie	27,010	-	-	27,010
Hospira	514	-	-	514
Total common stock	55,181	-	-	55,181
Mutual funds				
Growth	5,296	-	-	5,296
Blend	15,227	-	-	15,227
Value	6,879	-	-	6,879
Bond	7,291			7,291
Income	4,172	-	-	4,172
Total mutual funds	38,865	-	-	38,865
Collective trust fund				
Growth (a)	-	1,563	-	1,563
Total assets at fair value	$ 94,046	$ 1,563	$ -	$ 95,609

(a) The collective trust fund does not have a readily determinable fair value and is valued at its net asset value per share as provided by the fund's administrators. The investment strategy of this investment is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Income Recognition – Continued

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of AbbVie and Hospira shares. Investment fees for mutual funds, collective trusts, and money market funds are charged against the net assets of the respective fund. The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2013 (dollars in thousands):

	2013
Abbott Laboratories common shares	$27,657
AbbVie Inc. common shares	27,010
American Funds The Growth Fund of America, Class R6	5,296
GMO Global Asset Allocation Series Fund, Class R6	6,112
PIMCO Short Asset Investment Fund	7,291

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

NOTE C – INVESTMENTS - Continued

A summary of Abbott common share data as of December 31, 2013 is presented below:

	2013
Abbott common shares, 721,557 shares (dollars in thousands)	$27,657
Market value per share	$38.33

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares	$16,249
Mutual funds	4,104
Collective trust fund	472
	$20,825

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On December 10, 2013, the Plan filed a request with the Department of the Treasury of the Commonwealth of Puerto Rico for the issuance of a letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, is exempt from local income tax. The Plan has not received a response to the request. The Plan's management believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE G – SUBSQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2013 through the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common stock		$ 27,657
AbbVie Inc., common stock		27,010
Hospira, Inc., common stock		514
Mutual funds		
American Funds EuroPacific Growth Fund, Class R6		3,850
American Funds The Growth Fund of America, Class R6		5,296
American Funds The Investment Company of America Fund, Class R6		4,157
American Funds Washington Mutual Investors Fund, Class R6		1,202
Blackrock International Opportunities Fund		1,147
GMO Global Asset Allocation Series Fund, Class R6		6,112
PIMCO All Asset Fund		1,639
PIMCO Short Asset Investment Fund		7,291
PIMCO Total Return Fund		2,533
Vanguard Extended Market Index Fund		1,665
Vanguard Developed Markets Index Fund		480
Vanguard Institutional Index Fund		1,973
Vanguard Mid-Cap Value Index Fund Admiral		1,520
Collective trust fund		
Wellington Mid-Cap Growth Fund		1,563
*Loans to participants, 3.25% to 9.50%		8,025
		$ 103,634

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan.

23.2 Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan (Puerto Rico).

<u>SIGNATURE</u>

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 11, 2014

By: Mary K. Moreland

Mary K. Moreland
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan.
23.2	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan (Puerto Rico).

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 11, 2014, with respect to the financial statements and supplemental schedule included in the Annual Report of the Abbott Laboratories Stock Retirement Plan on Form 11-K for the year then ended December 31, 2013. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007
333-153198	August 26, 2008
333-169888	October 12, 2010

Grant Thornton LLP

Chicago, Illinois
June 11, 2014

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 11, 2014, with respect to the financial statements and supplemental schedule included in the Annual Report of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) on Form 11-K for the year then ended December 31, 2013. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories, Inc.'s previously filed S-8 Registration Statement for the Abbott Stock Retirement Plan (Puerto Rico) as follows:

File No.	Effective date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007
333-153198	August 26, 2008
333-169888	October 12, 2010

Grant Thornton LLP

Chicago, Illinois
June 11, 2014